Exhibit 1

Media Release 7 September 2015 UNLOCKING WESTPAC’S POTENTIAL At a market update in Sydney, Westpac Group today provided more detail on its service led strategy which will improve the depth and duration of customer relationships, as well as grow customer numbers. Speaking at the briefing, Chief Executive Officer, Brian Hartzer, said Westpac had a high quality franchise with a strong balance sheet, and was now accelerating the execution of its plans to build one of the world’s great service companies over the next three years. He also reaffirmed the Group’s objective of targeting an ROE of above 15% and announced new performance targets, including adding more than one million new customers to the bank, a rise in products per customer and an expense to income ratio of below 40% within three years. “We are increasing our annual investment by around $200m to $1.3 billion directed towards growth, service and efficiency initiatives. This means concentrating our spend on technology, on digital, on simplification, as we hone our focus on service. “By investing in digital, we can use technology to redesign the customer experience, making things simpler, easier and better for our customers and our people. “This includes the development of a Customer Service Hub to give the Group one view of the customer and the ability to look at their needs and opportunities across the entire banking and wealth spectrum. “It also sees the continued investment in our brands, including the roll out of the Group’s new look branches, which will represent 55% of the network by 2018.” The increased investment will be supported by a complementary efficiency program, which will reduce the Group’s expense growth run-rate to 2-3% per annum. 1 Highlights of strategy update include: Increasing annual investment spend by 20% to around $1.3 billion; directed towards service, growth and efficiency initiatives Adding over 1 million new customers (2015-2017) and increasing the number of products per customer Developing a Customer Service Hub combining multiple technology systems to create a single view of the customer Targeting expense to income ratio, below 40% within 3 years Reaffirming target ROE above 15%.

“Banking is undergoing a transformational change. The measures we have outlined today will deliver a step change in the service we provide to customers, while at the same time improving our efficiency and productivity,” Mr Hartzer said. “We have set ambitious targets and we have a clear roadmap to get there.” Mr Hartzer also confirmed the Group’s growth priorities of Wealth, Small and Medium Enterprise and Asia, and the commitment to invest in the skills of our people, in line with the bank’s service vision. For Further Information David Lording Media Relations T. 02 8219 8512 M. 0419 683 411 Andrew Bowden Investor Relations T. 02 8253 4008 M. 0438 284 863 2